

January 21, 2011

Via U.S. Mail

Daniel W. Amidon, Esq.
General Counsel
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, CO 80203

> **Re:** **PDC 2005-A Limited Partnership**
> **PDC 2005-B Limited Partnership**
> **Rockies Region Private Limited Partnership**
> **Amendments No. 1 to Schedules 13E-3 filed by PDC 2005-A Limited**
> **Partnership, PDC 2005-B Limited Partnership, Rockies Region Private**
> **Limited Partnership, Petroleum Development Corporation, DP 2004 Merger**
> **Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W.**
> **Amidon**
> **Filed on January 7, 2011**
> **File Nos. 005-85783, 005-85784 and 005-85785**
> **Revised Preliminary Proxy Statements on Schedule 14A**
> **Filed on January 7, 2010**
> **File Nos. 000-51309, 000-51452 and 000-51959**

Dear Mr. Amidon:

We have reviewed your amended filings and have the following comments.

Revised Preliminary Proxy Statements on Schedule 14A

General

1. Please note that the following comments apply to each of PDC 2005-A Limited
Partnership, PDC 2005-B Limited Partnership and Rockies Region Private Limited
Partnership. Page numbers refer to the filing relating to PDC 2005-A Limited
Partnership.

Background of the Merger, page 12

2.   We note the disclosure added to the bullet point on the bottom of page 13 in response to prior comment 5. We continue to believe that the disclosure should be clarified, in that it implies that PDC desires to proceed with the transaction, because the properties have now become economically viable and capable of producing increased income, and purchasing the properties will therefore enhance the return to PDC shareholders. If this is so, please state this clearly and unequivocally, and provide your analysis as to the fiduciary duties of PDC as general partner of the partnership.

3.   We note your response to prior comment 9 regarding the meeting on November 4. Please disclose the nature of the questions asked by the board of directors regarding timing and the method of determining merger value.

4.   We note the disclosure added in response to prior comment 10. Please clarify this disclosure by naming the members of the PDC board of directors who were present at the meeting on November 7, 2010, as well as by naming those members who were not present and why.

Shift in Corporate Strategy, page 18

5.   We note the disclosure added in response to prior comment 11. We understand the disclosure to be stating the PDC has determined not to form any new drilling partnerships. Please disclose why the existing drilling partnerships cannot be used to take advantage of the refracturing and other opportunities available to them, and clarify how obtaining equity from the investors will increase production and proved reserves.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                    Sincerely,

                                    David L. Orlic
                                    Special Counsel
                                    Office of Mergers & Acquisitions

cc: Via facsimile: (713) 238-7485
        Jordan Hirsch, Esq.
        Andrews Kurth LLP